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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission file number 0-17868

                           NOTIFICATION OF LATE FILING

                                  (Check One):

     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                         For period ended June 24, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

                            KRAUSE'S FURNITURE, INC.
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                             200 North Berry Street
           (Address of principal executive office (street and number))

                           Brea, California 92821-3903
                           (City, state and zip code)

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

          On July 20, 2001, the Registrant and its subsidiaries filed voluntary bankruptcy petitions under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in the Central District of California (Registrant's Case Nos. SA01-16357 JB, SA01-16360 JB and SA01-16361 JB), as previously reported on the Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 24, 2001. The Registrant's management has been required to devote a substantial amount of its time to the early phases of its Chapter 11 case. Moreover, the Registrant's Debtor in Possession Financing was just approved by the Bankruptcy Court on August 7, 2001. Consequently, the Registrant has not yet finalized the accounting for its Quarterly Report on Form 10-Q (the "Form 10-Q") and will not be able to timely file the Form 10-Q without unreasonable effort and expense.

          The Registrant anticipates that it will be able to file a Form 10-Q within the extension period permitted by this filing.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Robert A. Burton                                        (714) 990-3100
     ----------------------------------------------------------------------
     (Name)                                  (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [ ] Yes [X] No

          The Company's 10-K for the year ending December 24, 2000 was filed incomplete on April 10, 2001. A 10-K/A amending the 10-K was filed on April 12, 2001, and subsequently amended again on May 1, 2001.

     (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          In June 2001, the Company made the decision to write-off $10,882,000 of goodwill. The charge was taken based upon an evaluation of goodwill that indicated that the remaining balance of goodwill might not be recoverable due to Chapter 11 proceedings that the Company is currently undergoing. The Company will record a charge of $10,882,000 in its Consolidated Statement of Operations for the thirteen and twenty-six weeks ended June 24, 2001.

          The Company estimates that it will report net revenues of $30,347,000 and $66,359,000 for the thirteen and twenty-six week periods ended June 24, 2001, respectively, compared to net revenues of $36,249,000 and $76,306,000 for the thirteen and twenty-six week periods ended June 25, 2000, respectively. Losses from operations are estimated at $17,861,000 and $25,375,000 for the thirteen and twenty-six week periods ended June 24, 2001, respectively, compared to losses from operations of $3,062,000 and $4,591,000 for the thirteen and twenty-six week periods ended June 25, 2000, respectively.

          The Company estimates that it will report a net loss of $19,253,000 and $28,249,000 for the thirteen and twenty-six week periods ended June 24, 2001, respectively, compared to a net loss of $4,027,000 and $6,206,000 for the thirteen and twenty-six week periods ended June 25, 2000, respectively. Basic and diluted loss per share is estimated at $0.80 and $1.18 for the thirteen and twenty-six week periods ended June 24, 2001, respectively, compared with $0.18 and $0.40 for the thirteen and twenty-six week periods ended June 25, 2000, respectively.

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     KRAUSE'S FURNITURE, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 9, 2001                                KRAUSE'S FURNITURE, INC.

                                                    By: /s/ ROBERT A. BURTON
                                                        ------------------------
                                                    Name:  Robert A. Burton
                                                    Title: Executive Vice
                                                           President and Chief
                                                           Financial Officer